Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

April 23, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-21-053808) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on February 24, 2021. The purpose of the Amendment was to, among other things, update certain disclosures related to changes to the sub-adviser, investment objective, management fee schedule, sub-advisory fee schedule and certain investment strategies and risks of Transamerica Rothschild & Co Large Cap Value VP (the “Portfolio”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on April 8, 2021.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.

Principal Investment Strategies:  In the Portfolio’s principal investment strategies section, please further explain what is meant by the “quantitative screening tool” and provide a high level description of the types of inputs that this tool will utilize.

Response:  The Registrant has made changes in response to the Staff’s comment.

2.	Principal Investment Strategies: Please explain in plain English what is meant by the terms “relative” and “absolute” in the following sentence:

“Valuation is assessed by the sub-adviser on both a relative an absolute basis.”

Response:  The Registrant has made changes in response to the Staff’s comment.

3.	Principal Investment Strategies: The Staff notes that the following sentence appears to be risk disclosure and should be moved to the appropriate risk section.

“Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “growth” stocks.”

Response:  The Registrant believes the disclosure is appropriately placed and respectfully declines to make the requested changes.

4.

More on the Portfolio’s Strategies and Investments:  The Staff notes that all comments to the Portfolio’s summary section also generally apply to the disclosure with respect to the section titled “More on the Portfolio’s Strategies and Investments,” as well as “More on the Risks of Investing in the Portfolio,” as applicable.

Response: The Registrant so acknowledges.

5.

More on the Portfolio’s Strategies and Investments: In the section of the prospectus titled “More on the Portfolio’s Strategies and Investments,” please consider revising the Item 9 disclosure to complete the discussion of the principal investment strategies disclosure included in Item 4 in order to avoid repetitive disclosure. See IM Guidance Update 2014-08.

Response: The Registrant notes that the presentation is generally consistent with the presentation in other current Transamerica funds’ prospectuses, some of which were recently updated. The Registrant wishes to maintain this consistency and will consider making revisions to the Item 9 disclosure in connection with a future annual update.

SAI Comments:

6.	Fundamental Investment Policies – Concentration of Investments: Please revise the following disclosure in accordance with Item 16(c)(iv) of Form N-1A:

“The portfolio may not make any investment if, as a result, the portfolio’s investments will be concentrated in any one industry or group of industries, as the relevant terms are used in the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time.”

Response:    The Registrant notes that this fundamental investment policy cannot be changed without a vote of a majority of the outstanding voting securities of the Portfolio. The Registrant believes the current fundamental investment policy regarding concentration of investments is consistent with Item 16(c)(iv) of Form N-1A. In addition, the Registrant notes that the formulation of the Portfolio’s concentration policy is consistent with the formulation adopted by the other funds in the Transamerica fund family and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Transamerica funds for approval.

Please direct any comments or questions concerning this filing to the undersigned at (720) 482-8836.

Very truly yours,

/s/ Erin D. Nelson
Erin D. Nelson
Assistant General Counsel and Assistant Secretary Transamerica Asset Management, Inc.